SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)


                            USA DETERGENTS, INC.
                            --------------------
                              (Name of Issuer)

                         Common Stock, $.01 par value
                        -----------------------------
                       (Title of Class and Securities)

                                902 938 109
                    (CUSIP Number of Class of Securities)

                               Daniel Bergman
                          c/o USA Detergents, Inc.
                             1735 Jersey Avenue
                          North Brunswick, NJ 08902
                               (908) 828-1800
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  copy to:
                          Sheldon G. Nussbaum, Esq.
                         Fulbright & Jaworski L.L.P.
                              666 Fifth Avenue
                          New York, New York 10103
                                212-318-3000

                              March 11, 1996
                            ------------------
                        (Date of Event which Requires
                          Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box:                                                               / /

Check the following box if a fee is being paid with this Statement / /.



                              Page 1 of 5 Pages


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                                SCHEDULE 13D


CUSIP No. 902 938 109                                      Page 2 of 5 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     (a)  Daniel Bergman

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
                     Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a)  United States

NUMBER         7.   SOLE VOTING POWER
OF                  (a)   900,003 shares

SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        (a)   0

OWNED BY       9.   SOLE DISPOSITIVE POWER
EACH                (a)   900,003 shares

REPORTING      10.  SHARED DISPOSITIVE POWER
PERSON WITH         (a)   0

11.  AGGREGATE AMOUND BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    (a)   900,003

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    (a)   6.72 %

14.  TYPE OF REPORTING PERSON
                    (a)   IN

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ITEM 1.   SECURITY AND ISSUER

          This Amendment No. 1 to Schedule 13D ("Schedule 13D" or this "Statement") relates to the common stock, $.01 par value per share (the "Common Stock"), of USA Detergents, Inc., a Delaware corporation ("USA Detergents" or the "Company"). The principal executive offices of USA Detergents are located at 1735 Jersey Avenue, North Brunswick, NJ 08902.

ITEM 2.   IDENTITY AND BACKGROUND

           This Statement is filed by Daniel Bergman (the "Reporting Person") having a business address at 1735 Jersey Avenue, North Brunswick, New Jersey 08902. Mr. Bergman is Vice President, Director of New York Metro Sales, Secretary and a Director of the Company.

          The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Not applicable

ITEM 4.   PURPOSE OF TRANSACTION

          This statement is being filed by the Reporting Person in connection with certain transactions affecting the Reporting Person's beneficial ownership in the Common Stock. On March 11, 1996, the Bergman Family Limited Partnership (the "Bergman Partnership"), of which the Reporting Person is a general partner, sold 150,000 shares of Common Stock. Also on that date, a not for profit corporation (the "NFPC") of which Mr. Bergman is a director and an officer, sold in this Offering 75,000 shares previously transferred by Mr. Bergman to the NFPC.

          In addition, the Mark Antebi Charitable Remainder Unitrust (the "Antebi Trust") sold 428,352 shares of Common Stock in the Offering. Mr. Bergman is one of three trustees for the Antebi Trust and may have been deemed to share voting power and dispositive power with respect to the shares sold by the Antebi Trust.


                                      3
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
ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               (a) Mr. Bergman may be deemed to own beneficially an aggregate of 900,003 shares of Common Stock. Of that amount, 661,713 shares are held by the Bergman Partnership and 238,290 shares are held by Mr. Bergman's children under the New Jersey Gift to Minors Act. Mr. Bergman disclaims beneficial ownership of the shares held by his children. Based upon the 13,392,372 shares of Common Stock outstanding as of December 31, 1995 (as set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995), the shares which may be deemed to be beneficially owned by Reporting Person represent approximately 6.72% of the shares of Common Stock outstanding.

               (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page and the responses to Items 4 and 5(a) above.

               (c) No transactions in the Common Stock were effected during the past 60 days except as set forth below:


                    (i) in February 1996, Mr. Bergman transferred 75,000 shares to the Not-For-Profit;

                    (ii) in March 1996, as part of the Offering, the Bergman Partnership sold 150,000 shares, the Not-For-Profit sold the 75,000 shares referred to in (i) and the Antebi Trust sold 428,352 shares. See also the response to Item 4 above.

               (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person, except:

               (e)  Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not applicable

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not applicable


                                      4
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
                                  SIGNATURE

               After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


May 13, 1996
- -------------------
Date


                                         /s/ Daniel Bergman
                                         --------------------------
                                         Daniel Bergman


                                      5
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

               SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No.___)


                            USA DETERGENTS, INC.
                            --------------------
                              (Name of Issuer)

                         Common Stock, $.01 par value
                         ----------------------------
                       (Title of Class and Securities)

                                902 938 109
                            -------------------
                    (CUSIP Number of Class of Securities)

                            Frederick J. Horowitz
                          c/o USA Detergents, Inc.
                             1735 Jersey Avenue
                          North Brunswick, NJ 08902
                               (908) 828-1800
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                            February 14, 1996
                           -------------------
                        (Date of Event which Requires
                          Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box:                                                                / /
 Check the following box if a fee is being paid with this Statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on following pages)
                              Page 1 of 5 Pages


                                      7
PAGE

                                SCHEDULE 13D


CUSIP No. 902 938 109                                      Page 2 of 5 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     (a)  Daniel Bergman

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
                     Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a)  United States

NUMBER         7.   SOLE VOTING POWER
OF                  (a)   1,125,003 shares

SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        (a)   0

OWNED BY       9.   SOLE DISPOSITIVE POWER
EACH                (a)   1,125,003 shares

REPORTING      10.  SHARED DISPOSITIVE POWER
PERSON WITH         (a)   428,352

11.  AGGREGATE AMOUND BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    (a)   1,553,355

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    (a)   11.6 %

14.  TYPE OF REPORTING PERSON
                    (a)   IN

ITEM 1.   SECURITY AND ISSUER

          This Statement relates to the Common Stock, $.01 par value per share (the "Common Stock"), of USA Detergents, Inc., a Delaware corporation ("USA Detergents" or the "Company"). The principal executive offices of USA Detergents are located at 1735 Jersey Avenue, North Brunswick, NJ 08902.

ITEM 2.   IDENTITY AND BACKGROUND

          This Statement is filed by Daniel Bergman ("Mr. Bergman" or the "Reporting Person") having a business address at 1735 Jersey Avenue, North Brunswick, NJ 08902. Mr. Bergman is Vice President; Director of New York Metro Sales; Secretary and a Director of USA Detergents. The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

          N/A

ITEM 4.   PURPOSE OF TRANSACTION

          This statement is being filed by the Reporting Person in connection with certain transactions affecting the Reporting Person's beneficial ownership in the Common Stock. On February 12, 1996, the Reporting Person transferred 1,315,065 shares of Common Stock to the Bergman Family Limited Partnership (the "Bergman Partnership"). Mr. Bergman is the general partner of the Bergman Partnership and may be deemed to beneficially own the shares of Common Stock held by the Bergman Partnership. In addition, on February 12, 1996, the Bergman Partnership donated 428,352 shares of Common Stock then owned by the Bergman Partnership to the Daniel Bergman Charitable Remainder Unitrust (the "Bergman Trust"). Mr. Bergman has no power to vote or dispose of the shares of Common Stock held by the Bergman Trust.



                                      8
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
          On February 14, 1996, the Reporting Person was appointed a trustee of the Mark Antebi Charitable Remainder Unitrust (the "Antebi Trust"), which holds 428,352 shares of Common Stock. Action by the Antebi Trust requires the affirmative vote of two out of the three trustees. Ezra Semah ("Semah") and Ben Epstein ("Epstein") are the other trustees of the Antebi Trust. Semah, a resident of the State of Israel having an address at 28,9 Shaulzon Street, Har-Nof, Jerusalem, Israel, is a student, and Epstein, a resident of New York, having a business address at 5417 18th Avenue, Brooklyn, New York 11204, is a partner of Septimus and Epstein. Neither Semah nor Epstein has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Semah and Epstein are citizens of the United States of America.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               (a) For information with respect to the number and percentage of Common Stock beneficially owned by the Reporting Person, see Rows 11 and 13, respectively, of the cover page for the Reporting Person.

               (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page for the Reporting Person. See also the response to Item 4 above.

               (c) No transactions in the Common Stock were effected during the past sixty days by the Reporting Person, except that in February 1996, Mr. Bergman transferred 1,315,065 shares of Common Stock to the Bergman Partnership. See also the response to Item 4 above.

               (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person, except the Bergman Partnership and except that (i) the limited partners of the Bergman Partnership may have the right to receive a distribution of profits from the Bergman Partnership, (ii) the beneficiaries of the Antebi Trust have the right to receive through the Antebi Trust distributions of specified amounts during the term of the trust and a distribution of the remaining corpus of the Antebi Trust at the expiration of its term, and (iii) action by the Antebi Trust requires the affirmative vote of two out of the three trustees of such trust.

               (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          N/A

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          N/A


                                  SIGNATURE

               After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


February 21, 1996
- ------------------------------
Date


                                         /s/ Daniel Bergman
                                         -----------------------------
                                         Daniel Bergman



                                      11
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